[redacted]

09059845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3810

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent R. Knudsen **(415) 705-8001**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 2 , 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

PP 3/5 AB 3/12

OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

State of California
County of San Francisco

SARAH N. WERLING
COMM. #1568065
Notary Public - California
Alameda County
My Comm. Expires Apr. 10, 2009

Subscribed and sworn to before me this 24 day of Feb 2009

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Harb Levy Weiland LLP
ACCOUNTANTS CONSULTANTS

Independent Auditors' Report

To the Member
Partnership Capital Growth, LLC

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 23, 2009

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

PARTNERSHIP CAPITAL GROWTH, LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 1,577,265
Due from affiliate	177,435
Prepaid expenses	1,340
Restricted cash	107,146
Non-marketable securities, at fair value	400,834
Furniture, equipment, and leasehold improvements, net	78,512
Total assets	$ 2,342,532
Liabilities and Member's Equity	
Due to affiliate	$ 66,612
Accounts payable and accrued expenses	36,481
Total liabilities	103,093
Member's equity	2,239,439
Total liabilities and member's equity	$ 2,342,532

See Accompanying Notes to Statement of Financial Condition

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to Statement of Financial Condition
December 31, 2008

1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware limited liability company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company primarily engages in private placement transactions executed in the healthy and active living marketplace.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Non-Marketable Securities

Non-marketable securities are carried at fair value as determined by management.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation of $5,834. Depreciation is computed under the straight-line method using estimated useful lives of three to seven years.

Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in his income tax returns.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN48"), establishes new guidance on recognition and measurement of certain tax positions for financial reporting purposes. The Company has elected to defer application of FIN48 until 2009 pursuant to FASB Staff Position 48-3. The Company believes it has no tax positions that would be subject to recognition or measurement under FIN48 and does not expect application of FIN48 to have a material impact on the financial statements.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fair Value Measurement

The Company's investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Fair Value Measurement (continued)

The Company's investments measured at fair value on a recurring basis are categorized as Level 3 based upon the lowest level of significant input to the valuations.

The following summarizes the change in carrying values associated with Level 3 investments for the year ended December 31, 2008:

Balance at December 31, 2007	$	-
Purchases		400,834
Balance at December 31, 2008	$	400,834

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,474,172, which was $1,467,299 in excess of its required net capital of $6,873. The Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

4. Lease Obligation

The Company operates from a leased office space in San Francisco under the terms of expense-sharing agreements with Partnership Capital Growth Advisors, LLC (the "Affiliate"). The lease agreement expired in August 2008 and the Affiliate renewed the lease for five years expiring in August 2013. Upon expiration of the initial term, the Affiliate has an option to extend the lease for an additional five years ("Option Term") with monthly rent determined based on the fair rental value as of the commencement date of the Option Term.

Under the terms of the expense-sharing agreements, the Affiliate allocated fixed rent per month to the Company from January 2008 to September 2008. From October 2008, the Company was allocated 80% of the total monthly rent paid by the Affiliate.

4. Lease Obligation (continued)

The future minimum lease payments allocable to the Company are as follows:

Year Ending December 31		
2009	$	198,800
2010		201,200
2011		203,400
2012		205,700
2013		138,200
Total	$	947,300

5. Related Party Transactions

The Company was a party to an expense-sharing agreement until May 1, 2008 with the Affiliate whereby the Company reimbursed the Affiliate for a pro-rata share of overhead expenses allocable to its operations plus a services fee of $250 per month.

In addition, the Company was a party to a payroll cost-sharing agreement with the Affiliate whereby the Company reimbursed the Affiliate up to 40% of total annual payroll expense, including payroll, bonuses, payroll taxes, and employee benefit plan expenses.

On May 2, 2008, the Company and the Affiliate entered into a new expense-sharing agreement that superseded all prior agreements. Under the new agreement, the Company reimbursed the Affiliate 40% of all payroll and benefit expenses, 100% of market data services, and other shared overhead expenses at a fixed monthly rate.

Effective October 1, 2008, the Company amended the expense-sharing agreement dated May 2, 2008, under which the Company agreed to reimburse the Affiliate 80% of shared expenses including all payroll and benefits and other shared overhead expenses.

During 2008, the Company purchased furniture and equipment and incurred leasehold improvement costs. These costs were allocated between the Company and the Affiliate based on the terms of the expense-sharing agreement. Total cost of purchases and leasehold improvements allocated to the Company was $84,346 for the year ended December 31, 2008.

5. Related Party Transactions (continued)

At December 31, 2008, the total due from Affiliate and the total due to Affiliate were $177,435 and $66,612, respectively, representing due to and due from amounts related to shared expenses allocated per the terms of the expense-sharing agreement.

The president and managing member of the Company is also a Director of Adina for Life, Inc. ("Adina"). The Company owns 2,103,520 shares of Series C Preferred stock and 50,360 Series C warrants of Adina valued at $390,834 at December 31, 2008. The president and managing member received 125,000 shares of common stock from Adina in 2008 as compensation for his services as Director of Adina.

6. Letter of Credit

The Company has a $105,790 Standby Letter of Credit with Wells Fargo Bank that expires on June 1, 2009. Interest is charged at the bank's prime rate plus two percent. At December 31, 2008, the interest rate was 2.37%, and there were no borrowings on the letter of credit during 2008. This letter of credit is secured by a $107,146 deposit with the bank which is included in restricted cash in the accompanying statement of financial condition.

END